Exhibit 21.1

Significant Subsidiaries of Navigant Consulting, Inc.

Jurisdiction of
Name	Incorporation	Doing Business as

Peterson Consulting, LLC	Illinois	Navigant Consulting, Inc.
Navigant Consulting (Europe) Ltd.	United Kingdom	Navigant Consulting Europe